

STATEMENT OF FINANCIAL CONDITION

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Statement of Financial Condition

Year Ended December 31, 2025

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32283

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CION Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Park Avenue, 25th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jodi Hopkinson	646-845-2572	jhopkinson@cioninvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

4 Times Square, 151 West 42nd Street, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas S. Crossman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CION Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Douglas Crossman

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member
CION Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of CION Securities, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

New York, New York
March 2, 2026

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CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Statement of Financial Condition

December 31, 2025

Assets

Cash	$	784,703
Prepaid expenses		532,240
Total assets	$	1,316,943

Liabilities and member's equity

Liabilities:		
Accrued expenses	$	42,300
Due to Parent		128,511
Total liabilities		170,811
Member's equity:		
Member's contributions		130,417,600
Accumulated deficit		(129,271,468)
Total member's equity		1,146,132
Total liabilities and member's equity	$	1,316,943

See accompanying notes to Statement of Financial Condition.

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Notes to Statement of Financial Condition

December 31, 2025

1. Organization

CION Securities, LLC, or the Company, is a Delaware limited liability company and a wholly-owned subsidiary of CION Investment Group, LLC, or CIG or the Parent. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and is characterized as a non-covered firm engaging in non-covered activities pursuant to the exemptive provision under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, promulgated by the Securities and Exchange Commission, or the SEC, since the Company does not take custody of any customer funds or securities, does not carry customer accounts and does not carry PAB accounts. The Company's primary business activity is to manage the distribution of investment products to individuals, including the sale of shares of beneficial interests of CION Ares Diversified Credit Fund, or CADC, and CION Grosvenor Infrastructure Fund, or CGIF, both affiliated entities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition of the Company has been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. Management of the Company has evaluated all subsequent events through March 2, 2026, the date the Statement of Financial Condition was issued.

Cash

The Company's cash is held at one financial institution and at year end exceeds insured limits. The Company periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Revenue Recognition

The Company may receive dealer-manager fees in connection with the offering of investment products. During the year ended December 31, 2025, dealer-manager fees were earned from the sale of shares of beneficial interest of CADC. The amount of dealer-manager fees, typically up to 0.75% of the gross proceeds from the sale of certain shares of CADC, is determined in accordance with each share class' respective offering documents. Revenue is earned and recognized when an

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies (continued)

investor's subscription agreement is accepted by CADC. The Company does not receive dealer-manager fees from the sale of shares of CGIF.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Concentration of Risk

During the year ended December 31, 2025, the Company earned 100% of its dealer-manager fee revenue from the sale of shares of beneficial interest of CADC.

Current Expected Credit Loss

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets include cash. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of these financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2025.

3. Related Parties

Pursuant to an expense-sharing agreement, CIG pays or incurs the Company's expenses and then allocates to the Company all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales and management activities. These expenses are included in Due to Parent on the accompanying Statement of Financial Condition.

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Notes to Statement of Financial Condition

3. Related Parties (continued)

The Parent increased its investment in the Company by $19,035,000 through contributions made at various times during the year ended December 31, 2025. The increase was made through direct cash contributions by the Parent.

The Company has incurred a substantial loss during the year ended December 31, 2025 and in the prior years. The Parent will continue to make contributions to the Company through, at least, the next twelve months from March 2, 2026, the date the Statement of Financial Condition was issued. This commitment will allow the Company to meet its obligations and continue as a going concern.

4. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President and Principal Financial Officer as the chief operating decision makers ("CODMs"). Net income is the primary measure used by the CODMs to assess performance, allocate resources and make operating decisions. Additionally, the CODMs use excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. Total assets presented in the Company's Statement of Financial Condition represent total assets of the Company's single reportable segment.

5. Income Taxes

The Company is a disregarded entity for tax purposes. As a result, the Company has no standalone income tax reporting requirement. The operating results of the Company are included in the consolidated federal and state partnership income tax returns of CIG. CIG files an unincorporated business tax return in New York City.

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, or the Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Net Capital Rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds regulatory requirements.

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Notes to Statement of Financial Condition

6. Net Capital Requirements (continued)

At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.28 to 1. At December 31, 2025, the Company had net capital of $613,892, which was $602,505 in excess of its required minimum net capital of $11,387.

Equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined by the Net Capital Rule, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.